Exhibit 10.6

2018 Fiscal Year

Sales Compensation Plan

Plan Period: August 1, 2017 through July 31, 2018

Zscaler’s Inc. together with its local affiliated companies’ (the “Company” or “Zscaler”) have created this 2018 Fiscal Year Sales Compensation Plan (the “Plan”) to drive significant growth, increase Zscaler’s market share, and give Zscaler’s sales professionals the ability to maximize their earnings through increased sales performance.

I.    Effective Date

The Plan is effective as of August 1, 2017, (the “Effective Date”) and will be applicable to all sales activities subsequent to that date. The Plan and the Sales Compensation Plan Assignment and Acknowledgment Letter (the “Letter”) signed by the Participant (as defined herein) contains the entire agreement between the Participant and Zscaler concerning the Participant’s 2018 Fiscal Year sales compensation, and they supersede all prior sales compensation plans/programs of Zscaler and all other previous oral or written statements to the Participant regarding this subject. The Plan will be in effect until July 31, 2018, or until any earlier date on which it is terminated by Zscaler (the “Plan Period”). The Company has full discretion to roll out a new plan or no plan in future plan years.

II.    Eligibility

All Zscaler quota-carrying sales employees are eligible to participate in this Plan. In order to become a Plan participant (“Participant”) and earn sales compensation under the Plan, a quota-carrying sales employee must: (a) have received a Letter from Sales Management; (b) promptly execute and returned his/her Letter; and (c) have executed and returned to Human Resources a copy of the Company’s current Employment Agreement (as applicable) and Confidential Information, Invention Assignment and Arbitration Agreement (if execution of such document is required in Participant’s country). A Participant will not be eligible to receive any quota credit or earn any commissions under the Plan until (a)-(c) have occurred. A Participant will cease to participate in the Plan on the earlier of the date he/she no longer meets each of the criteria above or on the date he/she is no longer actively employed with the Company or is on notice of termination for any reason (subject to local laws).

III.    Compensation

Participants will be eligible to receive the following sales compensation, which will typically be payable in the Participant’s local currency:

A.	Base Salary - Each Participant is paid his/her Base Salary either semi-monthly or monthly (depending on the location of Participant).

B.	Commissions – Participants earn Commissions by closing sales transactions that generate customer paid revenue for Zscaler in the form of Annual Contract Value (“ACV”, which is defined below). Commissions are based on a Participant’s attainment of his/her Annual ACV Quota (defined below), and are calculated by multiplying the Participant’s applicable commission rate times his/her actual quota attainment. Commissions do not become earned for a transaction until Zscaler receives full customer payment of the ACV on the transaction; however, the Company will pay recoverable advances against Commissions based on the invoicing of transactions as described below (subject to local laws).

IV.    Definitions

A.	Annual Contract Value (“ACV”) ACV is the value of a sales contract that is billable in the first 12 months to an end user or partner for products and services sold by Zscaler minus any fees/amounts paid by Zscaler to resellers or solution providers, cancellations, service concessions, partner fees, partner commissions, referral fees, withholdings (such as taxes), and any other amounts such as buy-backs, ramping, one time credits or impact of free service months offered that reduces the Zscaler’s receivables on each transaction. Zscaler at its sole discretion may compute ACV as per its corporate practices and policies which may change from time to time.

B.	Annual On-Target Incentive (“OTI”)

OTI is the annual “target” Commission portion of a Participant’s compensation. A Participant’s OTI is specified in his/her Letter, and may be pro-rated based upon his/her start date as a Participant. A Participant who attains 100% of his/her Annual Quota (which is paid in full by the customers) will earn his/her full OTI; attainment of more or less than a Participant’s Annual Quota will result in earned Commissions of more or less than his/her full OTI respectively.

C.	Annual Quota (“Quota”)

Quota means the annual ACV sales quota for a Participant as detailed in his/her Letter. Quotas are set by sales management in its sole discretion based on relevant factors including, without limitation, historical and anticipated sales, business trends, and territory assessment.

D.	Quota Credit

Quota Credit is the amount of ACV on a transaction closed by a Participant, which is credited toward the Participant’s Quota attainment.

E.	Base Commission Rate (“BCR”)

Participants are paid Commissions based on their BCR on any Quota attainment up to 100%. Generally, BCR is a Participant’s OTI divided by his/her Quota; however, in certain circumstances, the BCR may be a fixed percentage as determined by Zscaler. A Participant’s BCR is set out in his/her Letter.

F.	Accelerated Commission Rates (“ACR”)

Participants who attain more than 100% of their Quota will be eligible to receive Commissions based on a higher (accelerated) commission rate on their Quota attainment in excess of 100%. ACRs are typically a factor of the BCR, but may also be a fixed percentage as determined by Zscaler. A Participant’s ACR(s) is set out in his/her Letter.

G.	Territory

Each Participant is assigned a specific Territory, which is described in his/her Letter. A Territory may be defined in one or more ways, including, without limitation, geography, named accounts, industries, products, or other categories. Participants will not receive any Quota Credit on, or earn any Commissions for, sales closed outside their Territory.

H.	Channel Sourced

Channel Sourced Business is business driven from a channel partner. In order to receive any Quota Credit for Channel Sourced Business in his/her Territory, a Participant must have the deal registered and approved by sales management in Salesforce.com (to the channel partner) or other system as determined by Sales Operations before the transaction is closed.

I.	Business

Business means New Customer, Upsell Customer, and/or Renewal Business.

J.	New Customer

New Customer means the first sale of license subscriptions and premium support to a new customer. Transaction with a churned customer shall be considered ’New Customer’ unless Zscaler had any transactions with that customer (or any group company of the customer) in the immediately preceding 6 months from the date of churn or service expiry date, whichever is later.

i.	(Upsell Customer)

Upsell Customer means any of the following:

a.	Sale of additional seats/subscriptions to an existing customer.

b.	Sale of specific additional products to an existing customer.

c.	Sale of upgraded services an existing customer.

In a case of simultaneous transaction of Renewal and Upsell Customer, the amount allocated to Upsell ACV is limited to the additional ACV over and above the ACV already being on existing subscriptions by the customer prior to the Upsell Business sale.

ii.	Renewals

Renewal means an existing customer subscribes to the same/less number of seats for an amount equal to or more/less than the ACV for the prior year. This applies to all renewals (including term extensions) of existing subscriptions with no additional seats.

K.	OEM Partners

Zscaler is engaged with various OEM Partners and may engage with other OEM partners. Orders through any such OEM Partners will not result in any Quota Credit or Commissions for a Participant.

NOTE TO SECTION IV: In the event of a sales transaction that is not described in Section IV (or elsewhere in the Plan), Zscaler management will determine, in its sole discretion, whether any Quota Credit or Commissions (or other compensation) will be awarded to any Participants involved in the transaction.

V.    Quota Credit:

Quota Credit is only given for the ACV of each transaction booked by Zscaler

A.	There is no Quota Credit given for second year onwards ACV on a multi-year deal. However, in order to encourage multi-year transactions, a Participant who closes a multi-year transaction will be paid a bonus at the “Multi-Year Rate” specified in the Participant’s Letter (limited to second and third years of contract only). Such multi-year bonus will become earned only upon customer payment of the contract in full; however, the Company will pay the Participant an unearned advance against such bonus.

B.	If the customer has an option to terminate the contract or lower the user count after the first year, the contract will be considered a one-year contract, and no multi-year bonus will be payable on the transaction. Zscaler will not record the booking as a multi-year booking considering the contingency attached with the future years.

C.	Any Business with a term of less than 12 months will generate Quota Credit equal to the total contract amount, less the deductions listed in Section IV.A.

Quota Credit will be given to qualifying Participants at the end of the month in which the customer is invoiced for the transaction.

VI.    Conditions for Quota Credit:

All of the following conditions must be satisfied in order for a Participant to receive Quota Credit on a transaction.

A.	Customer order documentation is complete, with all of the following having been occurred:

i.	Credit application (where required) approved by Zscaler Finance;

ii.	The opportunity must be listed by the Participant in Salesforce.com with a quote using the Quote Tool;

iii.	The quote must have correct pricing and be approved as required;

iv.	The services on the sales order must be released as “Generally Available”;

v.	The customer must have submitted a signed, valid, and unconditional sales agreement/contract/order in a form acceptable to Zscaler Finance and Legal;

vi.	The customer must have submitted any signed purchasing instrument (such as a purchase order or order form without any contingencies) required under the contract; and

vii.	Any purchase orders from a reseller/partner must have designated end-user information.

viii.	Where customer requires a valid PO to accept and process Zscaler’s Invoice, quota credit shall be given from the date when valid PO is received and processed by Zscaler.

B.	The customer is deemed credit worthy by Zscaler Finance, and customer payment(s) for the order must begin within 30 days per the Company’s standard payment terms. Payment terms greater than 30 days are acceptable only if approved in writing by the Chief Revenue Officer and Finance or as provided explicitly in the agreement with the customer. If customer payment terms exceed 60 days, a Participant will not receive Quota Credit on the transaction until the end of the month in which the initial customer payment is made in accordance with the terms of the contract, unless specifically approved by Zscaler’s revenue-ops team.

C.	The start date for the Company’s services must be within 30 days of Zscaler’s issuance of the customer invoice. If the start date is more than 30 days out, Quota Credit will be given at the end of the month in which the services actually start.

D.	For accounts where credit worthiness of the customer is deemed questionable by Zscaler, Company management may elect, in its sole discretion, to delay affected Participants’ Quota Credit until the end of the month in which customer payment has been received in whole or in part.

E.	Customer pre-payments to be applied against future sales that have not been contracted will not result in any Quota Credit.

F.	Customer order cannot require the reseller to be paid before Zscaler.

G.	There are no contract or other contingencies that may prevent Zscaler from recognizing revenue on the transaction. Such contingencies include, but are not limited to, refundable or non-guaranteed payment terms, future or specified upgrades or features, rights for product returns or exchanges, early termination rights, and extended payment terms that put the ultimate receipt of cash or recognition of revenue in doubt.

Zscaler reserves the right, in its sole discretion, to: (i) accept and reject customers and orders, (ii) set and modify price s and discounts for its products, and (iii) otherwise make all decisions with respect to Zscaler’s business. Quota Credit will not be given for any rejected customers or orders.

VII.    Earning Commissions and Payment of Commission Advances

As noted in Section III above, Commissions become earned on a transaction when Zscaler is paid in full by the customer for the transaction. However, Zscaler will pay Participants recoverable advances against Commissions that have not yet been earned as described in this Section.

A.	Once the conditions listed in Section VI have been met, the customer will be invoiced for the transaction.

B.	Once the transaction has been invoiced by Zscaler, Quota Credit for the transaction will be given to the eligible Participant(s) as described in Section V.

C.	Commission advances will be payable to Participants at the end of the month following the month in which Quota Credit is given to the Participants as described in (ii).

D.	Commission advances will become earned when customer payment on the underlying transaction is made in full; partial customer payment will result in only pro-rated earning of the applicable Commission advance.

E.	Unearned Commission advances are recoverable by Zscaler from Participants as described in Section VIII (subject to local laws).

VIII.    Repayment of Unearned Commission Advances/Reduction in Quota Credit

In the event that a transaction is cancelled/debooked in whole or in part, or a customer fails to make timely payment in full on a transaction (“timely payment” meaning within 60 days of the payment date(s) specified in the contract), the Commission advances paid on the cancelled/debooked/unpaid portion of the transaction will not become earned, and must be repaid to Zscaler by the Participant(s) to whom such advances were paid (subject to local laws). Repayment of any unearned Commission advances must be made by the Participant to Zscaler within 30 days, or at the Company’s discretion (and if allowed by local law), Zscaler may offset any unearned Commission advances owed to the Company by a Participant against his/her future Commission advances under this Plan. The amount to be repaid will be the actual amount of the Commission advances paid to the Participant on the transaction that did not become earned, including any such amounts advanced based on ACRs.

If the transaction is cancelled/debooked/unpaid during the Plan Period, any Quota Credit that was given to a Participant on the cancelled/debooked/unpaid portion of the transaction will be reversed (subject to local laws).

IX.    Participant Changes

Zscaler retains the right to enlarge, decrease, modify, or change a Participant’s Territory, Quota, BCR, ACRs, or position at any time in its sole discretion, upon written/email notice to the affected Participant. Any such change will not affect the Participant’s Quota Credit on transactions invoiced on or before the effective date of such change.

X.    Participant Job Performance

A Participant’s job performance is assessed by his/her manager, and may also be reviewed by other members of sales management. While Quota attainment is a key part of any such assessment, there are other factors that are important as well. These include, but are not limited to, the extent to which the Participant executes tasks as directed by his/her manager, his/her adherence to the Zscaler sales methodology, his/her opportunity forecasting, his/her overall work habits, his/her ability to work well with others, his/her compliance with Company policies, and the extent to which he/she is a team player. Each Participant’s performance will be reviewed by his/her manager from time-to-time.

XI.    Splits

Our territories are based on the headquarter location of an account as defined by Zscaler. If one or more Participants collaborate on a sale, the Quota Credit for the transaction may be split between the Participants. In no event will the total Quota Credit given on a “split” transaction exceed 100% of the available Quota Credit (as determined under Section V) for the transaction. The split will be based on the level of each Participant’s involvement and effort in generating the sale as determined by sales management in its discretion.

A.	Intra-Theatre Splits: Zscaler’s head of sales for each region will determine when a split should occur and the amount of such splits for two or more Participants that participate in a sale in each of their respective regions. Example: If two Participants located in different regions of the US participate in the selling and closing, the head of sales for US/Canada would determine the split.

B.	Inter-Theatre Splits: Alternatively, if one of the Participants was located in EMEA and the other located in APJ, the head of sales for EMEA and APJ would need to agree on the split. In case of any disputes, the CRO will make a final determination.

As soon as a Participant is aware of a sales opportunity outside of his/her Territory, or partially outside of his/her Territory (e.g. technical sale in one region and business sale in another region), he/she must notify the head of their region, who must in turn begin discussions with the head of the region sharing in the split. The final decision must be entered into the opportunity splits section in SalesForce.com BEFORE the customer order is received and processed to ensure timely payment to both Participants.

XII.    Forecasting and Exceptional Deals

In order to help Zscaler properly set Quotas, compensate Participants fairly and equitably, and accurately track and forecast sales and revenues, all Participants are required to accurately, fully, and timely enter prospective sales opportunities in Salesforce.com. All opportunities/transactions must be accurately entered and maintained in Salesforce.com over the life of the opportunity/transaction (including, but not limited to, updating the amount of the opportunity/transaction and the anticipated closing date). In the event that a transaction is not properly forecasted, or if any of the following situations occur, Zscaler management will review the transaction, and may determine, in its discretion and without prior notice, to modify, limit, reduce, or eliminate the affected Participant’s Quota Credit on the transaction:

A.	actual timing of the transaction is more than two quarters earlier/later than what is reflected in Salesforce.com

B.	transaction ACV is > 25% of Participant’s Quota

C.	transaction ACV is greater than $1 Million

XIII.    Draws and Guarantees.

A Recoverable or Non-recoverable draw and guarantee payments are a compensation payment made to a Sales employee regardless of whether the employee is achieving quota target. The terms of any Draw/ Guarantee provided to a Sales employee will be described in separate agreement provided to the Sales employee.

XIV.    Quarterly Incentives

Some compensation plans may be eligible for the Quarterly Incentives. New hires or sales people moving into a new role/territory become eligible for the Quarterly Incentives upon commencement of their first full Zscaler fiscal quarter of employment at Zscaler or in the new role/territory. For example, if an employee is hired or enters a new role/territory on March 17th they first become eligible in the fiscal quarter commencing on May 1st. The sales person must be employed and in the role/territory during the entire fiscal quarter to be eligible for the Quarterly Incentives. The Quarterly Incentives are generally paid the last day of the month following the month the objective was achieved. Details can be found in your personal Sales Compensation plan.

XV.    SPIFFs

SPIFFs are periodic sales contests that provide an opportunity to earn additional compensation above and beyond the basic commission plan. Sales management will announce SPIFFs throughout the year as appropriate. Exited participants must have become eligible for the SPIFF on or before their last date of employment.

XVI.    Termination of Employment

A Participant will cease to participate in the Plan on the date he/she is no longer actively employed with the Company or is on notice of termination for any reason (subject to local laws). Once a Participant’s employment with the Company is terminated or he/she is under notice of termination for any reason or no reason, whether voluntary or involuntary, and whether with or without “Cause” (as defined below): (a) the Participant will not receive any Quota Credit on transactions that are invoiced after the earlier of his/her termination date or the date on which Participant’s notice of termination was issued (subject to local laws), and (b) the Participant will no longer be entitled to any Commission advances. The Participant will be paid any Commissions that he/she earns on transactions that are invoiced on or before the earlier of his/her termination date or the date on which their notice of termination was issued (subject to local laws) as they become earned (upon receipt of customer payment). Following his/her termination date, Commission payments will be subject to offset as described in Section VIII (subject to local laws). For the purposes of this Plan “Cause” includes, for example, gross neglect of duties, material breach of applicable Company policies and procedures, or any other act of gross misconduct subject to applicable local laws.

XVII.    Service Cancelation/Product Returns

In the event of a request for a service cancelation/product return, the CFO and the CRO should be notified immediately to authorize such a return.

XVIII.    Ethical Standards

No Participant shall enter into any agreement, plan, or understanding, express or implied, with any third party, including customers or competitors, with regard to prices, terms, or conditions of sales, distribution, Territories or customers, nor exchange or discuss in any manner with any such third party, prices or terms or conditions of sale or engage in any other conduct which violates: (a) any applicable local and national laws and regulations including anti-bribery, anti-trust, and export laws; and/or (b) any applicable Zscaler policies and ethical standards.

A Participant shall not pay, offer to pay, assign or give any part of his or her compensation or anything else of value to any agent, customer, partner, supplier or representative of any customer or supplier, or to any other person as an inducement or reward for assistance in making a sale.

A Participant shall not enter into any side letter agreements with a customer, or make commitments to a customer, which are outside the written contractual provisions entered into between the customer and Zscaler.

Any breach of this Section, or any other unethical or unlawful conduct, will subject a Participant to disciplinary action up to and including termination, and/or to the loss of any Quota Credit and Commissions on any transactions that do not comply with these requirements.

XIX.    Errors and Adjustments

If a Participant believes that an error has been made in the calculation of his/her Quota Credit and/or Commissions, he/she should bring that matter to the attention of his/her manager within 30 days of becoming aware of the error so that the calculation can be promptly reviewed, and if necessary, corrected. In the event that an error is discovered, correction of the error will occur in a timely manner. If the error resulted in an overpayment to the Participant, the Participant must promptly repay the overpayment to Zscaler; in the alternative, to the extent allowed by local law, the Company may deduct the amount of the overpayment from future Commission advances due to the Participant.

XX.    Employment

Subject to any contrary provision of local law, or to any contrary written agreement between a Participant and Zscaler, the employment of all Participants is “at will” and is terminable by either the Participant or the Company at any time, with or without Cause or notice. This Plan does not create a contract of employment for any specified period of time between Zscaler and any Participant. In addition, payment(s) made in any year is no guarantee of payment(s) in future years.

XXI.    Plan Changes

Subject to any contrary provision of local law, Zscaler reserves the right to modify, amend, suspend, and/or terminate this Plan at any time. The Company will provide affected Participants with prior written or email notice of that amendment, modification, suspension, or termination. Such changes will not amount to an act or omission which entitles the Participant to assert that his/her terms of employment have been breached and to bring his/her employment to an end with or without notice.

XXII.    Choice of Law/Severability

For U.S. based Participants, this Plan shall be governed by and construed in accordance with the laws of the State in which the eligible Participant resides. For Participants employed outside the U.S., this Plan shall be governed by and construed in accordance with the laws of the jurisdiction that are applicable to the affected Participant’s employment contract with Zscaler (or, if he/she has no employment contract, to the employment relationship between Zscaler and the affected Participant). If any provision or obligation in this Plan is determined to be invalid, ineffective, or unenforceable, the validity, effectiveness and enforceability of the remaining provisions and obligations shall not in any way be affected or impaired and shall remain in full force and effect (subject to local laws).

To the extent that any Plan terms or conditions conflict with any governing law described in the previous paragraph, the Plan shall be interpreted in a manner that complies with such governing law for Participants covered by that law.

XXIII.    Dispute Resolution

In the event of any disputes concerning this Plan or its interpretation, including, without limitation, any disputes regarding Territories, Quotas, Quota Credit, splits, or Commissions, such disputes shall be resolved by Zscaler’s CRO and CFO in their sole discretion.

XXIV.    Acknowledgment of Terms

By signing his/her Letter, each Participant acknowledges that he/she has read, understands, and agreed to the terms and conditions of the Zscaler 2018 Fiscal Year Sales Compensation Plan. The Plan and the Letter set forth the entire agreement and understanding between Zscaler and the Participant relating to his/her sales compensation, and those documents supersede and replace any and all prior plans, agreements, discussions and understandings, whether oral or written, regarding the Participant’s sales compensation.